UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

21Vianet Group, Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share (“Class A Shares”), represented by American Depositary Shares

(“ADSs”, each representing six Class A Shares)

(Title of Class of Securities)

90138A103**

(CUSIP Number)

Andrew Ang Lye Whatt

Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number of the ADSs, each representing six Class A Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90138A103	Page 2 of 6

1	Names of Reporting Persons Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,935,356(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,935,356(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 24,935,356(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 4.9%(2)(3)
14	Type of Reporting Person HC

(1)	See Item 5 of this statement on Schedule 13D.
(2)

Based on 505,253,850 Class A Shares (including Class A Shares issued to Citibank, N.A. as depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plan, but excluding treasury shares) stated to be outstanding as of January 31, 2020 in a form of convertible note purchase agreement filed as an exhibit to the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2020 (the “February 2020 6-K”).

(3)

174,649,638 Class B Ordinary Shares (“Class B Shares) and 60,000 Class C Ordinary Shares (“Class C Shares”) were stated to be outstanding as of January 31, 2020 in a form of convertible note purchase agreement filed as an exhibit to the February 2020 6-K. In respect of matters requiring the vote of shareholders, each Class A Share is entitled to one vote and each Class B Share is entitled to 10 votes. Each Class C Share is entitled the same rights as the Class A Shares except for veto right on three corporate matters as described in the Issuer’s report on Form 6-K filed with the Commission on October 15, 2019 (the “October 2019 6-K”). Each Class B Share and each Class C Share is convertible into one Class A Share at any time by the holder thereof. In addition, each Class B Share and each Class C Share is automatically converted into one Class A Share upon its transfer to any person which is not an affiliate of the holder thereof. The Class A Shares beneficially owned by the Reporting Persons represent 1.1% of the current voting power with respect to the Class A Shares, the Class B Shares and the Class C Shares voting as a single class and 3.7% of all Class A Shares assuming conversion of all outstanding Class B Shares and Class C Shares into Class A Shares.

CUSIP No. 90138A103	Page 3 of 6

1	Names of Reporting Persons Tembusu Capital Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,935,356(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,935,356(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 24,935,356(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 4.9%(2)(3)
14	Type of Reporting Person HC

(1)	See Item 5 of this statement on Schedule 13D.
(2)

Based on 505,253,850 Class A Shares (including Class A Shares issued to Citibank, N.A. as depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plan, but excluding treasury shares) stated to be outstanding as of January 31, 2020 in a form of convertible note purchase agreement filed as an exhibit to the February 2020 6-K.

(3)

174,649,638 Class B Shares and 60,000 Class C Shares were stated to be outstanding as of January 31, 2020 in a form of convertible note purchase agreement filed as an exhibit to the February 2020 6-K. In respect of matters requiring the vote of shareholders, each Class A Share is entitled to one vote and each Class B Share is entitled to 10 votes. Each Class C Share is entitled the same rights as the Class A Shares except for veto right on three corporate matters as described in the October 2019 6-K. Each Class B Share and each Class C Share is convertible into one Class A Share at any time by the holder thereof. In addition, each Class B Share and each Class C Share is automatically converted into one Class A Share upon its transfer to any person which is not an affiliate of the holder thereof. The Class A Shares beneficially owned by the Reporting Persons represent 1.1% of the current voting power with respect to the Class A Shares, the Class B Shares and the Class C Shares voting as a single class and 3.7% of all Class A Shares assuming conversion of all outstanding Class B Shares and Class C Shares into Class A Shares.

CUSIP No. 90138A103	Page 4 of 6

1	Names of Reporting Persons Esta Investments Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,935,356(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,935,356(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 24,935,356(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 4.9%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this statement on Schedule 13D.
(2)

Based on 505,253,850 Class A Shares (including Class A Shares issued to Citibank, N.A. as depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plan, but excluding treasury shares) stated to be outstanding as of January 31, 2020 in a form of convertible note purchase agreement filed as an exhibit to the February 2020 6-K.

(3)

174,649,638 Class B Shares and 60,000 Class C Shares were stated to be outstanding as of January 31, 2020 in a form of convertible note purchase agreement filed as an exhibit to the February 2020 6-K. In respect of matters requiring the vote of shareholders, each Class A Share is entitled to one vote and each Class B Share is entitled to 10 votes. Each Class C Share is entitled the same rights as the Class A Shares except for veto right on three corporate matters as described in the October 2019 6-K. Each Class B Share and each Class C Share is convertible into one Class A Share at any time by the holder thereof. In addition, each Class B Share and each Class C Share is automatically converted into one Class A Share upon its transfer to any person which is not an affiliate of the holder thereof. The Class A Shares beneficially owned by the Reporting Persons represent 1.1% of the current voting power with respect to the Class A Shares, the Class B Shares and the Class C Shares voting as a single class and 3.7% of all Class A Shares assuming conversion of all outstanding Class B Shares and Class C Shares into Class A Shares.

CUSIP No. 90138A103	Page 5 of 6

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the Schedule 13D filed on October 25, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto dated December 2, 2014 (“Amendment No. 1”), Amendment No. 2 thereto dated January 16, 2015 (“Amendment No. 2”), Amendment No. 3 thereto dated January 29, 2015 (“Amendment No. 3”), Amendment No. 4 thereto dated August 4, 2016 (“Amendment No. 4”) and Amendment No. 5 thereto dated March 1, 2019 (“Amendment No. 5” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the “Statement”), and is being filed on behalf of Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek Holdings”), Tembusu Capital Pte. Ltd., a company incorporated under the laws of Singapore (“Tembusu”), and Esta Investments Pte. Ltd., a company incorporated under the laws of Singapore (“Esta” and, together with Temasek Holdings and Tembusu, the “Reporting Persons”), in respect of the Class A Shares of 21Vianet Group, Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”), with its principal executive office located at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing 100016, the People’s Republic of China.

All capitalized terms used but not defined in this Amendment No. 6 shall have the meanings ascribed to them elsewhere in the Statement.

Item 2. Identity and Background

Schedule A referred to in Item 2 of the Statement is hereby amended and restated in its entirety by Schedule A hereto.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following:

As part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons have authorized senior officers to evaluate whether the divestment of a portion or all of their interest in the Issuer should take place and if so, the terms and conditions of any such divestment. As part of this evaluation, the authorized senior officers decided to sell the Class A Shares described in Item 5(c) below.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b) Esta is the direct beneficial owner of 24,935,356 Class A Shares (in the form of ADSs), representing 4.9% of the outstanding Class A Shares, and has shared power over the voting and disposition of such Class A Shares.

Tembusu, through its ownership of Esta, may be deemed to be the beneficial owner of and to have shared voting and dispositive power over the 24,935,356 Class A Shares, representing 4.9% of the outstanding Class A Shares, beneficially owned by Esta.

CUSIP No. 90138A103	Page 6 of 6

Temasek Holdings, through its ownership of Tembusu, may be deemed to be the beneficial owner of and to have shared voting and dispositive power over the 24,935,356 Class A Shares, representing 4.9% of the outstanding Class A Shares, beneficially owned by Esta and Tembusu.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the Class A Shares beneficially owned by the Reporting Persons by (ii) 505,253,850 Class A Shares (including Class A Shares issued to Citibank, N.A. as depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plan, but excluding treasury shares) stated to be outstanding as of January 31, 2020 in a form of convertible note purchase agreement filed as an exhibit to the February 2020 6-K.

174,649,638 Class B Shares and 60,000 Class C Shares were stated to be outstanding as of January 31, 2020 in a form of convertible note purchase agreement filed as an exhibit to the February 2020 6-K. In respect of matters requiring the vote of shareholders, each Class A Share is entitled to one vote and each Class B Share is entitled to 10 votes. Each Class C Share is entitled the same rights as the Class A Shares except for veto right on three corporate matters as described in the October 2019 6-K. Each Class B Share and each Class C Share is convertible into one Class A Share at any time by the holder thereof. In addition, each Class B Share and each Class C Share is automatically converted into one Class A Share upon its transfer to any person which is not an affiliate of the holder thereof. The Class A Shares beneficially owned by the Reporting Persons represent 1.1% of the current voting power with respect to the Class A Shares, the Class B Shares and the Class C Shares voting as a single class and 3.7% of all Class A Shares assuming conversion of all outstanding Class B Shares and Class C Shares into Class A Shares.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs) based on 505,253,850 Class A Shares (including Class A Shares issued to Citibank, N.A. as depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plan, but excluding treasury shares) stated to be outstanding as of January 31, 2020 in a form of convertible note purchase agreement filed as an exhibit to the February 2020 6-K .

(c) On March 5, 2020, Esta sold an aggregate 39,732,666 Class A Shares (in the form of 6,622,111 ADSs) to Morgan Stanley & Co. LLC at a price of $14.85 per ADS for a total consideration of approximately $98.3 million. The settlement date of the sale is expected to be March 9, 2020.

In the past sixty days, Temasek Holdings, through its ownership of Tembusu (which wholly owns Esta) has disposed of beneficial ownership of an aggregate of 39,732,666 Class A Shares (in the form of ADSs) through the sale by Esta described above.

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days.

(d) Not applicable.

(e) Following settlement of the transaction described in Item 5(c) above on March 9, 2020, the Reporting Persons will cease to be the beneficial owners of more than 5% of the Class A Shares.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement, dated as of October 25, 2013, by and among Temasek Holdings, Tembusu and Esta (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D filed by the Reporting Persons with the Commission on October 25, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 9, 2020

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Andrew Ang Lye Whatt
Name: Andrew Ang Lye Whatt
Title: Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Gregory Tan
Name: Gregory Tan
Title: Director

ESTA INVESTMENTS PTE. LTD.

By:	/s/ Chia Song Hwee
Name: Chia Song Hwee
Title: Authorized Signatory

SCHEDULE A

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the applicable Reporting Persons (such executive officers and directors, the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock.

TEMASEK HOLDINGS (PRIVATE) LIMITED

The following is a list of directors of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship

Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek Holdings (Private) Limited)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman and Director, Temasek Holdings (Private) Limited)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director, Temasek Holdings (Private) Limited)	Managing Director, G.K. Goh Holdings Limited	Singaporean

Teo Ming Kian 250 North Bridge Road #11-01 Raffles City Tower Singapore 179101 (Director, Temasek Holdings (Private) Limited)	Chairman, Vertex Venture Holdings Ltd.	Singaporean

Marcus Wallenberg SE-106 40 Stockholm, Sweden (Director, Temasek Holdings (Private) Limited)	Chairman, Skandinaviska Enskilda Banken, Saab AB and FAM AB	Swedish

Robert Bruce Zoellick c/o 601 Thirteenth Street NW – Suite 830S Washington, DC 20005 United States of America (Director, Temasek Holdings (Private) Limited)	Board Member, Twitter	American

Chin Yoke Choong Bobby c/o 1 Joo Koon Circle #13-01 FairPrice Hub Singapore 629117 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

Name, Business Address, Position	Principal Occupation	Citizenship
Ng Chee Siong Robert 11th —12th Floors Tsim Sha Tsui Centre Salisbury Road Tsim Sha Tsui, Kowloon, Hong Kong (Director, Temasek Holdings (Private) Limited)	Chairman, Sino Land Company Ltd.	Singaporean / Hong Kong Permanent Resident

Peter Robert Voser Affolternstrasse 44 8050 Zurich Switzerland (Director, Temasek Holdings (Private) Limited)	Chairman, ABB Ltd	Swiss

Lee Ching Yen Stephen No.160 Robinson Road #13-06 SBF Center Singapore 068914 (Director, Temasek Holdings (Private) Limited)	Managing Director, Great Malaysia Textile Investments Pte Ltd	Singaporean

Fu Chengyu c/o 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Head of Energy Cooperation Team & Council Member, Cross-Strait CEO Summit	Chinese

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director, Temasek Holdings (Private) Limited)	Chairman, Temasek International Pte. Ltd.	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek Holdings (Private) Limited)	Executive Director & CEO, Temasek Holdings (Private) Limited	Singaporean

The following is a list of the executive officers of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship
Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek Holdings (Private) Limited)	Executive Director & CEO, Temasek Holdings (Private) Limited	Singaporean

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director, Temasek Holdings (Private) Limited & Chairman, Temasek International Pte. Ltd.)	Executive Director, Temasek Holdings (Private) Limited & Chairman, Temasek International Pte. Ltd.	Singaporean

Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek International Pte. Ltd.)	Executive Director & CEO, Temasek International Pte. Ltd.	Singaporean

Chia Song Hwee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Chief Executive Officer, Temasek International Pte. Ltd.)	Deputy Chief Executive Officer, Temasek International Pte. Ltd.	Singaporean

Jonathon Revill Christopher Allaway 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Technology Officer, Temasek International Pte. Ltd.)	Chief Technology Officer, Temasek International Pte. Ltd.	Australian

Syed Fidah Bin Ismail Alsagoff 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Enterprise Development Group, Head, Life Sciences, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group, Head, Life Sciences, Temasek International Pte. Ltd.	Singaporean

MichaeI John Buchanan

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Portfolio Strategy & Risk Group,

Head, Macro Strategy,

Head, Australia & New Zealand,

Temasek International Pte. Ltd.)

	Head, Portfolio Strategy & Risk Group, Head, Macro Strategy, Head, Australia & New Zealand, Temasek International Pte. Ltd.	Australian

Name, Business Address, Position	Principal Occupation	Citizenship
Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Corporate Officer, Head, Organisation & People, Temasek International Pte. Ltd.)	Chief Corporate Officer, Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Mukul Chawla 101 California St., Suite 3700 San Francisco, CA 94111 United States of America (Joint Head, Telecom, Media & Technology, Joint Head, North America, Temasek International (USA) LLC)	Joint Head, Telecom, Media & Technology, Joint Head, North America, Temasek International (USA) LLC	American

Gregory Lynn Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	American

Nicolas Jean Debetencourt 375 Park Avenue, 14th Floor New York, NY 10152 United States of America (Head, Credit Portfolio, Temasek International (USA) LLC)	Head, Credit Portfolio, Temasek International (USA) LLC	American

Nagi Adel Hamiyeh 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Investment Group, Head, Portfolio Development, Temasek International Pte. Ltd.)	Joint Head, Investment Group, Head, Portfolio Development, Temasek International Pte. Ltd.	Singaporean

Hu Yee Cheng Robin 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.)	Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.	Singaporean

Uwe Krueger

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Industrials, Business Services, Energy & Resources,

Joint Head, Europe, Middle East & Africa,

Temasek International Pte. Ltd.)

	Head, Industrials, Business Services, Energy & Resources, Joint Head, Europe, Middle East & Africa, Temasek International Pte. Ltd.	German

Name, Business Address, Position	Principal Occupation	Citizenship

Ravi Lambah

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Joint Head, Investment Group,

Head, Direct Investments,

Joint Head, Telecom, Media & Technology,

Head, India,

Temasek International Pte. Ltd.)

	Joint Head, Investment Group, Head, Direct Investments, Joint Head, Telecom, Media & Technology, Head, India, Temasek International Pte. Ltd.	Maltese

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Financial Officer, Head, Singapore Projects, Temasek Holdings (Private) Limited)	Chief Financial Officer, Head, Singapore Projects, Temasek Holdings (Private) Limited	Singaporean

John William Marren

101 California St., Suite 3700

San Francisco, CA 94111

United States of America

(Senior Managing Director, North America,

Senior Managing Director, Strategy Office,

Temasek International (USA) LLC)

	Senior Managing Director, North America, Senior Managing Director, Strategy Office, Temasek International (USA) LLC	American

Pek Siok Lan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (General Counsel, Temasek International Pte. Ltd.)	General Counsel, Temasek International Pte. Ltd.	Singaporean

Png Chin Yee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Chief Financial Officer, Head, Financial Services, Temasek International Pte. Ltd.)	Deputy Chief Financial Officer, Head, Financial Services, Temasek International Pte. Ltd.	Singaporean

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Investment Strategist, Head, South East Asia, Temasek International Pte. Ltd.)	Chief Investment Strategist, Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

Name, Business Address, Position	Principal Occupation	Citizenship
Tan Chong Lee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Joint Head, Europe, Middle East & Africa, Temasek International Pte. Ltd.)	President, Joint Head, Europe, Middle East & Africa, Temasek International Pte. Ltd.	Singaporean

Teo Juet Sim Juliet

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Transportation & Logistics,

Senior Managing Director, Portfolio Development,

Temasek International Pte. Ltd.)

	Head, Transportation & Logistics, Senior Managing Director, Portfolio Development, Temasek International Pte. Ltd.	Singaporean

Alan Raymond Thompson 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.)	Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.	Singaporean

Benoit Louis Marie Francois Valentin

23 King Street

London SW1Y 6QY

United Kingdom

(Head, Private Equity Fund Investments,

Senior Managing Director, Europe, Middle East & Africa,

Temasek International (Europe) Limited)

	Head, Private Equity Fund Investments, Senior Managing Director, Europe, Middle East & Africa, Temasek International (Europe) Limited	French

John Joseph Vaske 375 Park Avenue, 14th Floor New York, NY 10152 United States of America (Head, Americas, Head, Agribusiness, Temasek International (USA) LLC)	Head, Americas, Head, Agribusiness, Temasek International (USA) LLC	American

Wu Yibing 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Enterprise Development Group, Head, China, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group, Head, China, Temasek International Pte. Ltd.	American

Yeoh Keat Chuan

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Deputy Head, Singapore Projects,

Senior Managing Director, Enterprise Development Group,

Temasek International Pte. Ltd.)

	Deputy Head, Singapore Projects, Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.	Singaporean

TEMBUSU CAPITAL PTE. LTD.

The following is a list of directors of Tembusu Capital Pte. Ltd.:

Name, Business Address and Position	Principal Occupation	Citizenship
Gregory Tan c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Managing Director – Legal & Regulatory, Temasek International Pte. Ltd.	Singaporean

Goh Bee Kheng c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Managing Director – Finance, Temasek International Pte. Ltd.	Singaporean

ESTA INVESTMENTS PTE. LTD.

The following is a list of directors of Esta Investments Pte. Ltd.:

Name, Business Address and Position	Principal Occupation	Citizenship
Ray Parangam c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director – Organisation and People, Temasek International Pte. Ltd.	Indian

Yap Zhi Liang c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director – Legal & Regulatory, Temasek International Pte. Ltd.	Singaporean